Princor
   Financial
   Services
   Corporation


December 21, 2000



Mr. Ralph C. Eucher
President
Principal Partners SmallCap Growth Fund, Inc.
Principal Financial Group
Des Moines, IA 50392-0200



Dear Mr. Eucher

Principal Life Insurance Company intends to purchase 500,000 shares of Common Stock of Principal Partners SmallCap Growth Fund, Inc., par value $.01 per share (the "Shares") at $10.00 per share. In connection with such purchase, Principal Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.


                                            PRINCIPAL LIFE INSURANCE COMPANY


                                            By   /s/ Michael D. Roughton
                                               --------------------------------
                                                 Michael D. Roughton
                                                 Counsel

MDR/ka